Exhibit 99.1
                                                               ------------


                               Schneider Electric

    Press Release


    Schneider Electric Enhances Its Position In Customized Sensors With Agreement to Acquire BEI Technologies Inc

    Rueil-Malmaison, France, July 22, 2005 - Schneider Electric (Euronext:
    SCHN) and BEI Technologies Inc. (Nasdaq: BEIQ) announce today that they have reached a definitive agreement for the acquisition by Schneider Electric of all the shares of BEI for $35 per share in cash. The transaction, which is recommended by the board of directors of BEI, values the company at approximately US$ 562 million including net financial debt of approximately US$ 29 million.

    BEI Technologies is a leading specialist in customized sensors with annual sales of more than US$ 300 million. This acquisition, which is subject to certain conditions, fits Schneider Electric's strategy of selective targeted acquisitions to build up attractive growth platforms for the group in markets adjacent to its core historical offerings.


    BEI Technologies: a leading specialist in customized sensors with strong growth potential

    - Technology leadership with strong capabilities in the quartz sensing technologies
    - Demonstrated ability in adapting technologies to different end markets and applications
    - Strong positions in key end-user markets (transportation, aero-defense and industry) via long term relationships with large and diverse customers
    - Solid growth track record with a 15% compounded annual organic growth in sales since 1997
    - Well established leader in the fast growing inertial sensors market which will benefit from increased penetration of Electronic Stability Control in automotive
    -    Strong new product pipeline focusing on next sensing generation


    A transforming acquisition for the customized sensors platform

    Customized sensors represent a significant growth opportunity for Schneider Electric. The targeted market has a size of US$10 billion and is growing at 7% to 8% per annum driven by (i) heightened focus on security, guidance and control of applications in transportation, aero-defense and industry, (ii) increasing penetration of automation and embedded intelligence in applications with growing need for high precision sensors, and (iii) development of control and diagnostic by electronic measurement (microprocessor).

    The acquisition of BEI Technologies will create a sizeable and valuable leading customized sensors platform with doubled size and earnings growth prospects. This platform, which already includes Crouzet Automation and Kavlico, will strongly benefit from their respective market positions and technologies. It will provide the most comprehensive range of products based on cutting-edge technology, with leading market positions in inertial sensors (# 1 worldwide in quartz technology for gyros), position sensors and pressure sensors for the transportation, aero-defense and industry markets.



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    An acquisition supporting Schneider Electric's growth strategy

    Henri Lachmann, Chairman and CEO of Schneider Electric, commented: "This acquisition of a leading customized sensors specialist with strong brand names and excellent reputation for innovation and performance is a breakthrough for our customized sensors platform. BEI brings us outstanding competencies and significant potential for cross-fertilization with Crouzet and Kavlico. We are confident that our platform will now benefit from critical size and have the ability to set the standards in the attractive customized sensors market."

    Charles Crocker, Chairman and CEO of BEI Technologies commented: "We believe the combination of BEI and Schneider Electric will establish a strong platform that will create significant new opportunities to accelerate sales and marketing, technology, research and development, and expansion of sensors based products in the marketplace."


    Transaction details

    Under the terms of the proposed transaction, Schneider Electric, via a wholly-owned acquisition subsidiary, will make a tender offer to acquire all of the issued and outstanding shares of BEI Technologies for a price of $35 per share in cash. Following successful completion of the tender offer, any shares of BEI Technologies that have not been tendered will be acquired in a cash merger at the same price. It is further proposed that, after acquiring BEI Technologies shares pursuant to the tender offer, Schneider Electric's acquisition subsidiary merge with and into BEI Technologies.

    The Boards of Directors of each of Schneider Electric and BEI Technologies have authorized and approved the proposed transaction. The Board of Directors of BEI Technologies has (i) determined that the tender offer is fair to, and in the best interests of, BEI Technologies' stockholders and
    (ii) resolved to recommend that BEI Technologies' stockholders tender their shares in the tender offer and, if applicable, approve the merger. In addition, Charles Crocker, the Chairman and CEO of BEI Technologies and its largest stockholder with approximately 19.6% of its outstanding shares, has committed to tender all of his shares to Schneider Electric in the transaction.

    The consummation of the transaction is subject to certain conditions, including the tender of a specified number of the shares of BEI, regulatory approvals, and other customary conditions. The closing of the transaction is expected by the 4th quarter of 2005.


    Notice to Investors

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of BEI Technologies common stock described in this announcement has not commenced. At the time this tender offer is commenced, the acquisition subsidiary will file a tender offer statement with the Securities and Exchange Commission, and BEI Technologies will at or promptly following the time the tender offer is commenced file a solicitation and recommendation statement with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents)




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    and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to BEI Technologies stockholders at no expense to them. In addition, those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's website at http://www.sec.gov/.


    Forward-looking statements

    Statements about the expected effects on Schneider Electric of the acquisition of BEI Technologies, statements about the expected timing and scope of the acquisition, statements about estimated synergies and integration costs and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the offer, and Schneider Electric ability to successfully integrate the operations and employees of BEI, as well as the additional factors which are reflected in the annual reports of Schneider Electric for the year ended December 31, 2004 and the annual report of BEI (on Form 10-K) for the year ended September 30, 2004, as well as in their more recent filings with Euronext and the Securities and Exchange Commission. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.


    About BEI Technologies Inc
    BEI Technologies, Inc. is an established manufacturer of electronic sensors, motors, actuators, rotary optical encoders, linear encoders with associated digital readouts (DROs), and motion control products used for factory and office automation, medical equipment, military, aviation and space systems. In addition, sales to manufacturers of transportation equipment, including automobiles, trucks and off-road equipment, have become a significant addition to the Company's business in recent years. The Company also manufactures electronic steering wheel position sensors, seat-memory modules, throttle position sensors, inertial navigation systems, and other devices used in transportation systems.


    About Schneider Electric
    Schneider Electric is the world's Power & Control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of (euro)10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

    Schneider Electric:
    Give the best of the New Electric World
    to everyone, everywhere, at any time



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